Exhibit 1.3

AMENDMENT TO ARTICLES OF ASSOCIATION OF THE REGISTRANT

The following Article 112 was added to the Registrant’s Articles of Association:

Article 112

The reverse stock split of the issued and outstanding ordinary shares by a ratio of one-for-two was approved (the “Charter Amendment”).

Pursuant to the Charter Amendment the number of our ordinary shares issued and outstanding is reduced, but there will not be a change in the number of authorized shares or the par value per share.

The number of issued ordinary shares is reduced from 8,928,750 to 4,464,376 and the number of outstanding ordinary shares is reduced from 8,917,950 to 4,458,976.

The number of authorized ordinary shares would remain unchanged, but because the number of outstanding ordinary shares is reduced, the number of authorized ordinary shares available for issuance would be increased.  After the reverse stock split we would have 7,535,624 authorized but unissued ordinary shares.